Exhibit 12.5

CILCORP INC.

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Three Months Ended March 31, 2009	Year Ended December 31, 2008
Net income from continuing operations	$(432,217)	$43,542
Add- Taxes based on income	14,523	19,411

Net income before income taxes	(417,694)	62,953
Add- fixed charges:
Interest on long term debt (1)	13,825	53,592
Estimated interest cost within rental expense	205	430
Amortization of net debt premium, discount, and expenses	402	1,428
Subsidiary preferred stock dividends	218	1,354
Adjust preferred stock dividends to pretax basis	(7)	604

Total fixed charges	14,643	57,408

Less: Adjustment of preferred stock dividends to pretax basis	(7)	604
Earnings available for fixed charges	$(403,044)	$119,757

Ratio of earnings to fixed charges	- (2)	2.08

(1)	Includes FIN 48 interest expense

(2)	Earnings are inadequate to cover fixed charges by $417.7 million for the three months ended March 31, 2009